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                       [DEBEVOISE & PLIMPTON LETTERHEAD]

                                                                January 29, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Attention:       Mr. Kevin Rupert
                          Division of Investment Management
                          Mail Stop 10-5

                       Schroder Asian Growth Fund, Inc.:
           Application to Withdraw Registration Statement on Form N-2


Ladies and Gentlemen:

             On behalf of Schroder Asian Growth Fund, Inc. (the "Fund"), a closed-end management investment company (File No. 811-8150), pursuant to Rule 477(a) under the Securities Act of 1933, as amended, we hereby make application to withdraw the Registration Statement on Form N-2 which was filed on February 22, 1996 with respect to a proposed rights offering by the Fund. The Fund desires to withdraw the Registration Statement in light of the fact that, since the date of filing, market conditions have not been attractive for a rights offering of the type proposed.
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Securities and Exchange                2                      January 29, 1997
   Commission



             Should you have any questions about this application, please telephone the undersigned at (202) 383-8058.

                                                    Very truly yours,


                                                    /s/ MARCIA L. MACHARG
                                                    ------------------------
                                                    Marcia L. MacHarg

cc:  Alexandra Poe, Esq.
     Schroder Capital Management International Inc.